UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Press Release of GTH

On October 14, 2013, VimpelCom Ltd.’s subsidiary, Global Telecom Holding S.A.E. (“GTH”), issued English and Arabic versions of its press release announcing that its Algerian subsidiary Orascom Telecom Algerie (“OTA”) has been awarded one of the three provisional 3G licenses offered in Algeria. The English version of GTH’s press release is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

Cautionary Statement Regarding Forward-Looking Statements

The GTH press release in this Report contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating the grant of a 3G license to OTA. These forward-looking statements are based on the best assessment of management. The actual outcome may differ materially from these statements and there can be no assurance that OTA will receive a final 3G license, that OTA will be able to satisfy all of the license conditions or that OTA will be able to acquire 3G equipment and rollout 3G services in a timely manner or at all. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 and other public filings made by VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference. VimpelCom Ltd. disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Report, or to make corrections to reflect future events or developments.

Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release issued by GTH on October 14, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: October 15, 2013

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer